                          Charter Communications, Inc.
                             12405 Powerscourt Drive
                            St. Louis, Missouri 63131



June 7, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

      Re: Charter Communications, Inc., Registration Statement on Form S-1 (Reg. No. 333-121136)

Ladies and Gentlemen:

      We have considered the Staff's prior comments relating to our registration statement, file no. 333-121136 (the "Registration Statement"), and the positions articulated by the Staff in subsequent conversations. Concurrently with this letter, we are filing Amendment No. 3 to the Registration Statement which reflects changes arising out of the Staff's comments and our subsequent discussions, as well as updated financial information, business data and other updated disclosures.

      In addition, attached hereto is a revised set of offering procedures by which the offering would be conducted, reflecting our recent discussions with the Staff.

                                      *****





                                       Sincerely,



                                       By: s/ Paul E. Martin
                                           -------------------------------
                                          Paul E. Martin
                                          Interim Chief Financial Officer,
                                          Senior Vice President, Principal
                                          Accounting Officer and Corporate
                                          Controller of Charter
                                          Communications, Inc.

Securities and Exchange Commission
March 9, 2005
Page 2

cc:
Securities and Exchange Commission:
       Mr. Larry Spirgel, Division of Corporation Finance
       Mr. Ted Yu, Division of Corporation Finance
       Mr. Carlos Pacho, Division of Corporation Finance
       Ms. Kathleen Kerrigan, Division of Corporation Finance
Charter Communications, Inc.:
       Mr. Robert P. May, Interim President and Chief Executive Officer
       Mr. Thomas Hearity, Senior Vice President, Acting General Counsel and Secretary
       Mr. David Merritt, Audit Committee Chair
KPMG LLP:
       Mr. Rick Andrews
Irell & Manella:
       Mr. Al Segel
       Mr. Kevin Finch

            Offering of 150 Million shares of Class A Common Stock of
                          Charter Communications, Inc.
                          (Registration No. 333-121136)

        Revised Summary of Proposed Offering Procedures and Restrictions

I.    Offerees.

            A. Citigroup Global Markets Inc. ("CITI") will sell shares of Charter common stock registered under the Registration Statement (the "SHARES") to persons (the "EQUITY INVESTORS") that are not Prohibited Persons. A "PROHIBITED PERSON" is any person that, as of the date of confirmation of a proposed sale under the Registration Statement, has an open short position in Charter's common stock.

            B. Citi will implement the following procedures to monitor and prevent potential sales to Prohibited Persons:

                  1. Prior to commencement of the offering, Citi will compile a list of known holders of the Convertible Notes (the "HOLDER LIST"). During the offering period, Citi will confirm and update such Holder List by:

                        (a) inquiring of its prime brokerage desk whether it holds any Convertible Notes in a customer account; and

                        (b) inquiring of its prime brokerage desk whether it holds any Convertible Notes outright with a corresponding swap to an investor. Any such swap counterparty will be considered to be a holder for the purpose of the Holder List.

                  2. Prior to the commencement of the offering, Citi will inquire of each holder on the Holder List whether it has an open short position in Charter's common stock. To confirm and update such inquiry during the offering period, Citi will inquire of its prime brokerage and share lending desks whether any of them maintains a short position in Charter common stock for the account of any holder on the Holder List.

                  3. Prior to confirming any sale of Shares to an Equity Investor that is not known to be a Prohibited Person, including any holder on the Holder List that is not believed to have an open short position, Citi will obtain from such Equity Investor a written acknowledgment in the form of Exhibit A, which will be a part of the prospectus for the Charter common stock. Such Equity Investor must either (i) execute and deliver by facsimile to Citi such acknowledgment or (ii) confirm in writing by email delivered to Citi that it has read and accepts such acknowledgment.

            C. During the offering of Shares, Citi will continue making a market in Charter common stock. Citi will keep the Charter common stock market making account separate from the equity syndicate used to sell the Shares in the registered offering. In addition, Citi will impose an information barrier between equity capital markets and traders in the market making account.

            D. Citi will be prohibited from facilitating sales of Shares by Equity Investors in the registered offering to Prohibited Persons. In particular, Citi will not arrange for Equity Investors to sell Charter common stock to Prohibited Persons nor will it assist Equity Investors in identifying Prohibited Persons.

      II.   Communications with holders of Convertibles Notes.

            A. On or prior to the commencement of the offering of Shares, Citi will inform those parties that it knows to be holders of Convertible Notes that, for regulatory reasons, Citi will not sell any Shares to Prohibited Persons. Citi will further inform Convertible Note holders that Citi will instead offer and sell Shares to Equity Investors and those Shares will trade freely in the market.

            B. Citi will be prohibited from facilitating purchases of Charter common stock by Prohibited Persons from Equity Investors. In particular, Citi will not arrange for Prohibited Persons to buy Charter common stock from Equity Investors, nor will it assist Prohibited Persons in identifying Equity Investors.

      III.  The Offering Process.

            A. Charter has amended the S-1 as necessary to reflect an offering under Rule 430A of 150,000,000 shares of Charter common stock and the restrictions on sales to Prohibited Persons.

            B. Citi will attempt to sell all of the 150,000,000 shares offered under the prospectus. If less than 150,000,000 shares of Charter common stock are sold in the offering, Charter will downsize the offering by appropriate means, and Charter expects that Citi will then require Charter to file additional Registration Statements for future offerings of the unsold shares.

                                                                       EXHIBIT A

                         Form of Investor Acknowledgment

      The undersigned acknowledges and agrees that the shares of Charter's Class A common stock offered pursuant to this prospectus are not being offered to, and may not be purchased by, any person who has an open short position in Charter's Class A Common Stock.

      Each purchaser of Charter's Class A Common Stock hereby represents and agrees that, prior to purchasing any such shares:

   - it does not have an open short position in Charter's Class A Common Stock; and

   - it is not purchasing the shares on behalf of, or for the account of, any person described in the first bullet above, and has no arrangement or understanding to resell the shares to any such person.

      Each purchaser of Charter's Class A Common Stock in this offering must either (i) execute and deliver this Investor Acknowledgement to Citigroup by facsimile to (212)___-_____ or (ii) transmit an email to Citigroup to _____@_____ the following email message from an employee representative of the purchaser: "I have read and understand the "Notice to Investors" on page ii of the prospectus and the "Form of Investor Acknowledgment" on page A-1 of the prospectus, and I hereby certify to Citigroup that the purchaser is not a person to which a sale of shares is prohibited."




                                              ----------------------------------
                                              Purchaser of Class A Common Shares


                                              By:
                                                 -------------------------------
                                                 Name:
                                                 Title:


                                       3